FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                          Form 20-F  X     Form 40-F
                                    ---             ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                          Yes               No  X
                             ---               ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                         Yes                No X
                            ---               ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                         Yes                No X
                            ---               ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

During the First 11 Days of August, Endesa's Distribution Grid Held up a 21% Higher Demand Than the Same Period of 2002

    NEW YORK--(BUSINESS WIRE)--Aug. 13, 2003--Endesa's (NYSE:ELE)


    --  Endesa's generation output increased by 10.8% over 2002.

    -- Sevillana Endesa's market, with a 23.9%, delivered the most remarkable increase over the same period of 2002.

    As a result of the high temperatures registered in Spain recently, electricity demand of Endesa's (NYSE:ELE) distribution market increased by 21% in the first 11 days of August over the same period of 2002. This figure compares with an 18.27% increase in demand of the whole mainland system in the same days of August.
    Generation output increased by 10.8% over the first 11 days of August 2002 while pumping consumption decreased by 17% over the same period of 2002.
    Electricity demand in Endesa's distribution markets until August 11th, 2003 is as follows (in MWh):



Endesa's                2003               2002              Change
markets

Fecsa Endesa         1,317,336 MWh     1,100,403 MWh           19.7%
Sevillana Endesa     1,334,676 MWh     1,077,485 MWh           23.9%
ERZ  Endesa            208,116 MWh       169,841 MWh           22.5%
Gesa Endesa            211,104 MWh       175,098 MWh           20.6%
Unelco Endesa          237,196 MWh       210,895 MWh           12.5%


    By markets, Sevillana Endesa's - which includes all Andalusia and Badajoz- experienced the higher increase over the same period of August 2002 with a 23.9% higher demand of energy distributed; followed by ERZ Endesa, that supplies Aragon and part of Soria with a 22.5% increase; in third place is Gesa Endesa, Endesa's distributor in the Balearic Islands, with a rise of 20.6%; then Fecsa Endesa, that supplies the market of Catalonia, with a variation of +19.7% and finally Unelco Endesa, in the Canary Islands market, with a 12.5%.

    CONTACT: Endesa
             North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ENDESA, S.A.

Dated: August 13th, 2003   By: /s/ Jacinto Pariente
                              --------------------------------------------
                              Name: Jacinto Pariente
                              Title: Manager of North America Investor Relations